EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF HISTORICAL
RATIO OF EARNINGS TO FIXED CHARGES

	April 29,	April 28,	April 27,	April 25,	April 24,
	2001	2002	2003	2004	2005

Consolidated pretax income from
continuing operations	$45.6	$1.0	$72.3	$39.0	$40.4

Less equity in income (loss) of unconsolidated
joint venture	(0.2)	-	-	-	-
Interest	102.7	90.5	82.8	84.2	78.5
Less capitalized interest	3.8	1.3	0.2	1.5	3.4
Interest portion of rental expense	9.8	9.6	8.7	9.6	10.1
Earnings	$154.5	$99.8	$163.6	$131.3	$125.6

Interest	$102.7	$90.5	$82.8	$84.2	$78.5
Interest portion of rental expense	9.8	9.6	8.7	9.6	10.1
Fixed charges	$112.5	$100.1	$91.5	$93.8	$88.6

Ratio of earnings to fixed charges	1.4x	1.0x	1.8x	1.4x	1.4x

For purposes of determining the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes and extraordinary item plus fixed charges, excluding capitalized interest.  Fixed charges consist of interest on indebtedness, including capitalized interest, plus that portion of rental expense that is considered to be interest.  This ratio does not include earnings and fixed charges of unconsolidated joint ventures.